The Board of Directors
Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario
M5J 2N7

May 15, 2003

Dear Sirs:

We consent to inclusion in this Form 40-F of Fairfax Financial Holdings Limited of our report dated February 10, 2003, relating to the consolidated balance sheets of the Company as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2002.

Yours truly,

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.